

August 12, 2015

Via e-mail
Megan B. Gaul
Chief Financial Officer, Treasurer and Secretary
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor,
New York, New York 10019

> **Re: Apollo Commercial Real Estate Finance, Inc.**
> **Form 10-K for the Year-Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-34452**

Dear Ms. Gaul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 34

1.   We note your weighted average underwritten IRR for first mortgages and CMBS significantly exceeds your weighted average yield. Please tell us why these amounts differ.

Notes to Consolidated Financial Statements

Note 3 – Fair Value Disclosure, page 69

2.   Regarding your estimated fair value of the CMBS portfolio and your disclosure that adjustments to broker quotes are made as deemed necessary by management. Please tell

us the nature of any adjustments made to broker quotes. Further, please tell us what consideration you gave to disclosing the nature of material adjustments made to broker quotes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or Jennifer Monick, Accountant at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney at 202-551-3473 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief